 Exhibit 99.24

Suite 2400, 1055 West Georgia Street

Vancouver, British Columbia, V6E 3P3

INFORMATION CIRCULAR

As at May 7, 2025, unless otherwise noted

FOR THE ANNUAL GENERAL MEETING

OF THE SHAREHOLDERS

TO BE HELD ON JUNE 26, 2025

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Gunnison Copper Corp. (“Gunnison” or the “Company”) for use at the Annual General Meeting (the “Meeting”) of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by management of the Company (“Management”). Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

NOTICE-AND-ACCESS PROCESS

In accordance with the notice-and-access rules under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer, the Company has sent its proxy-related materials to registered holders and non-objecting beneficial owners using notice-and-access. Therefore, although Shareholders still receive a proxy or voting instruction form (as applicable) in paper copy, this Information Circular, the annual audited financial statements of the Company for its fiscal year ended December 31, 2024 and related management discussion and analysis on financial condition, are not physically delivered. Instead, Shareholders may access these materials under the Company’s profile on SEDAR+ at www.sedarplus.com or at https://docs.tsxtrust.com/2475.

Registered holders or beneficial owners may request paper copies of the Meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the meeting materials are posted on the website referenced above. In order to receive a paper copy of the Meeting materials or if you have questions concerning notice-and-access, please call toll free at 1-866-600-5869 or email tsxtis@tmx.com. Requests for paper copies of the Meeting materials should be received by June 17, 2025 in order to receive the Meeting materials in advance of the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management. A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, TSX Trust Company, located at 301 – 100 Adelaide Street West, Toronto, ON, M5H 4H1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a Company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chair of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares of the Company (“Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. Management of the Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank provided. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting – the proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy. In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the shares represented by the proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2024 will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At May 7, 2025, the Company had 332,586,774 Common Shares and no non-voting common shares (“Non-Voting Common Shares”) issued and outstanding.

Common Shares

May 7, 2025 has been determined as the record date as of which holders of Common Shares or their duly appointed proxies are entitled to receive notice of and attend and to one vote per common share at the Meeting. Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Non-Voting Common Shares

The Non-Voting Common Shares are restricted securities within the meaning of National Instrument 51-

102. Non-Voting Common Shares do not carry the right to vote at any meetings of the Shareholders. Non-voting shares may be converted at the option of the holder into Common Shares on the basis of one (1) non-voting common share for one (1) common share of the Company. As the Non-Voting Common Shares are convertible into Common Shares, pursuant to National Instrument 62-104, a take-over bid for the Common Shares must also be made to the holders of the Non-Voting Common Shares.

Quorum and Significant Shareholders

The quorum for a meeting of Shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Other than as set forth below, to the knowledge of the directors or executive officers of the Company, as at May 7, 2025, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares of the Company.

Greenstone Resources L.P. (“Greenstone Resources”), through its affiliates, Greenstone Excelsior Holdings L.P. (“Greenstone”), Greenstone Co-Investment No. 1 (Excelsior) L.P. (“Greenstone No. 1”), Greenstone Co-Investment No. 2 (Excelsior) L.P. (“Greenstone No. 2”) and Greenstone Resources II L.P. (“Greenstone II”) is the beneficial owner of 143,208,937 Common Shares representing approximately 43.06% of the issued and outstanding Common Shares.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors”) at six (6). Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a director before then. Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed. MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE PROXY. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The Board of Directors of the Company has adopted a policy (“Majority Voting Policy”) stipulating that if the Common Shares voted in favour of the election of a director nominee at a meeting of the Company’s shareholders represent less than a majority of the total Common Shares voted for and voted as withheld at the meeting, the director nominee will submit his resignation promptly after such meeting to the the Compensation, Nominating and Corporate Governance Committee’s consideration. After reviewing the matter, the the Compensation, Nominating and Corporate Governance Committee will make a recommendation to the Board, and the Board’s subsequent decision to accept or reject the resignation offer will be publicly disclosed.

With the exception of exceptional circumstances that would warrant the continued service of the subject director on the Board of Directors, the the Compensation, Nominating and Corporate Governance Committee shall be expected to accept and recommend acceptance of the resignation by the Board of Directors. Within 90 days following the applicable meeting of the Company’s shareholders, the Board of Directors shall make its decision, on the Compensation, Nominating and Corporate Governance Committee’s recommendation and in making its decision the Board of Directors shall be required to accept the resignation of the Subject Director, absent exceptional circumstances. The director nominee will not participate in any Compensation, Nominating and Corporate Governance Committee or Board deliberations regarding the resignation offer. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and
Country of Ordinary		Period from
Residence of Nominee(9) and	Principal Occupation and, if not a	which Nominee	Number of
Present Positions with the Company	Presently Elected Director, Occupation during the last Five Years(9)	has been a Director	Common Shares Held(1)(2)
Stephen Twyerould(6) Director, President, CEO Arizona, USA	President and Chief Executive Officer of the Company.	October 14, 2010	7,667,186
Fred DuVal(3)(4)(5) Director Arizona, USA	President of DuVal and Associates.	June 28, 2018	Nil
Colin Kinley (3)(6) Director Kansas, USA	President and CEO of Kinley Exploration LLC.	October 14, 2010	378,652
Michael Haworth(3)(6)(8) Director United Kingdom	Managing Partner with Greenstone Capital LLP.	September 5, 2014	Nil(7)
Jason Howe Director British Columbia, Canada	Senior Vice President, Corporate Development of Capstone Copper Corp. from 2004 to 2022; President, CEO & Director of Zena Mining Corp. from 2008 to Present.	N/A	Nil
Joseph Gallucci Director Quebec, Canada	Managing Director, Head of Investment Banking of Laurentian Bank Securities Inc. from January 2022 to Present; Managing Director, Head of Mining, Investment Banking of Laurentian Bank Securities Inc. from March 2019 to January 2022.	N/A	Nil

(1)	Common shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such Common Shares are held directly. These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or nominees.
(2)	The directors and nominees, as a group beneficially own, directly or indirectly, 8,045,838 Common Shares of the Company representing approximately 2.42% of the total issued and outstanding Common Shares of the Company.
(3)	Current Member of the Audit Committee of the Company.
(4)	Current Member of the Nominating and Corporate Governance Committee of the Company.
(5)	Current Member of the Compensation Committee of the Company.
(6)	Current Member of the Project Steering Committee of the Company.
(7)	Michael Haworth is a Managing Member of Greenstone Capital LLP and a Director of Greenstone Management Ltd., the General Partner to Greenstone Resources. Greenstone Resources, through its affiliates Greenstone, Greenstone No. 1, Greenstone No. 2 and Greenstone II, is the beneficial owner of 143,208,937 Common Shares representing approximately 43.06% of the issued and outstanding Common Shares.
(8)	Mr. Haworth is a nominee of Greenstone Resources which has a contractual right to appoint up to two director nominees to the Board of Directors. While Greenstone holds Common Shares which exceed 10% of the Common Shares outstanding, it has the right to appoint one director nominee (currently Mr. Haworth). While Greenstone holds Common Shares which exceed 15% of the Common Shares outstanding, it has the right to appoint a second director nominee, provided that such director nominee is independent of both the Company and Greenstone. Greenstone has not presently provided a second director nominee.
(9)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

Pursuant to the applicable securities legislation, the Company is required to have an audit committee. The general function of the audit committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditors.

PENALTIES AND SANCTIONS

No proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a)	was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days.

Except as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

On August 1 2024, Elevation Gold Mining Corporation (“Elevation”) announced that the Supreme Court of British Columbia issued an order granting Elevation, Eclipse Gold Mining Corporation, Golden Vertex Corp. and Golden Vertex (Idaho) Corp. protection under the Companies’ Creditors Arrangement Act, RSC 1985, c C-36 and appointing KSV Restructuring Inc. as the monitor in the above-referenced proceeding. Michael Haworth was a director of Elevation until April 4, 2024.

On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of the securities of Great Panther Mining Limited (“Great Panther”) as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marshall Canada Inc. was appointed licenses insolvency trustee of Great Panther’s estate. Joseph Gallucci was a director of Great Panther until December 16, 2022.

APPOINTMENT AND REMUNERATION OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, the current Auditors of the Company, were appointed on May 12, 2015.

The persons named in the enclosed Instrument of Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as Auditors of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed under the heading “Particulars of Other Matters to be Acted Upon”, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed under the headings “Fixing the Number of Directors” and “Particulars of Other Matters to be Acted Upon”, and other than transactions carried out in the ordinary course of business of the Company or its subsidiary, none of the directors or executive officers of the Company, any shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has had, during the most recently completed financial year of the Company or during the current financial year, any material interest, direct or indirect, in any transactions that materially affected or would materially affect the Company or its subsidiary.

STATEMENT OF EXECUTIVE COMPENSATION

The Company’s Statement of Executive Compensation for the year ended December 31, 2024 is attached as Schedule “B” to this Information Circular.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	19,075,000	$0.62	12,466,586
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	19,075,000	$0.62	12,466,586

(1)	At December 31, 2024, the Company had a “rolling” Stock Option Plan, a Restricted Share Unit Plan and a Performance Share Unit Plan, that collectively reserved 10% of the Company’s outstanding Common Shares from time to time for issuance.
(2)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.4389 of one Canadian dollar, based on the average daily exchange rate on December 31, 2024 as published by the Bank of Canada.

For a description of the material features of the Stock Option Plan, the Restricted Share Unit Plan and the Performance Share Unit Plan, please see “Statement of Executive Compensation – Option-based Awards.” attached as Schedule “B” to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Effective May 17, 2010, the Company engaged King & Bay West of Suite 2400, 1055 West Georgia Street Pender Street, Vancouver, British Columbia V6E 3P3, to provide services and facilities to the Company. The following are the executive officers of King & Bay West, all of whom are residents of British Columbia, Canada: Mr. Mark Morabito, Chair & CEO and Ms. Sheila Paine, Secretary. King & Bay West provides the Company with administrative and management services. The services provided by King & Bay West include shared facilities and corporate secretarial services. The fees for these management services are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by King & Bay West, and the Company reimburses King & Bay West for such costs on a monthly basis. During the financial year ended December 31, 2024 the Company incurred fees of $116,781 (excluding taxes) to King & Bay West. Of this amount $91,163 was for services provided to the Company by King & Bay West personnel and $25,618 was for overhead and third-party costs incurred by King & Bay West on behalf of the Company.

AUDIT COMMITTEE

For information regarding the Audit Committee, see the Company’s annual information form (the “AIF”) for the year ended December 31, 2024 under the heading, “Audit Committee”, including a copy of the audit committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedarplus.com. The current members of the Audit Committee are Colin Kinley (Chair), Fred DuVal and Michael Haworth.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have introduced in final form National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines. In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted. Set out in Schedule “A” is a description of certain corporate governance practices of the Company, as required by NI 58-101.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR+ at www.sedarplus.com. Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company at Suite 2400, 1055 West Georgia Street, Vancouver, British Columbia V6E 3P3. Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2024 and 2023 and in the accompanying management discussion and analysis, both of which are available on SEDAR+ at www.sedarplus.com.

DATED at Vancouver, British Columbia, this 7th day of May, 2025.

“Fred DuVal”
Fred DuVal
Chair of the Board of Directors

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES NEW DISCLOSURE RULES AND POLICIES (FORM 58-101F1)

1.	BOARD OF DIRECTORS

(a)	Disclose the identity of directors who are independent.

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. NI 52-110 sets out the standard for director independence under applicable Canadian securities laws. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The current Board of Directors consists of four directors, with two of the four directors considered independent: each of Fred DuVal and Colin Kinley is an independent director under applicable Canadian securities laws. The slate of directors proposed for the Meeting has six directors, with four of the six directors considered independent

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Stephen Twyerould is the President & CEO of the Company and therefore is not considered independent. Michael Haworth is a Managing Member of Greenstone Capital LLP and a Director of Greenstone Management Ltd., the General Partner to Greenstone Resources. Greenstone Resources, through its affiliates Greenstone, Greenstone No. 1, Greenstone No. 2 and Greenstone II, is the beneficial owner of 143,208,937 Common Shares representing approximately 43.06% of the issued and outstanding Common Shares and have certain rights under the Greenstone Investor Rights Agreement. Therefore, Mr. Haworth is not considered independent.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

Currently, two of the four current directors, and four of the six director nominees, are independent. Presently the majority of directors are not independent; however, if the six director nominees are elected as directors at the Meeting, then the majority of directors will be independent. The Board of Directors believes that Management is effectively supervised by the independent directors of the Company on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. In addition, the Company’s Project Steering Committee has been established to review operational and strategic matters and generally meets on a monthly basis. The Project Steering Committee includes two independent directors and the Chair, who is also independent, is invited to attend as an observer. The Project Steering Committee receives detailed information and is able to supervise the management decision making process.

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(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Currently, the following existing directors or proposed directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Stephen Twyerould	None
Colin Kinley	Marimaca Copper Corp. Eco Atlantic Oil and Gas Ltd.
Michael Haworth	Marimaca Copper Corp.
Fred DuVal	None
Jason Howe	None
Joseph Gallucci	Trident Resources Corp. Lithium Ion Energy Ltd. Skyharbour Resources ltd.

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, during the course of a directors’ meeting, if a matter is more effectively dealt with without the presence of directors who are also members of Management, the non-management directors ask members of Management to leave the meeting, and the independent directors are able to discuss matters in camera. In addition, during meetings of the Audit Committee, executives, officers and other guests attending these meetings may be asked to withdraw from these meetings for a certain period at the end of each meeting to allow the three non-management directors on the Audit Committee to discuss issues freely among themselves in camera.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Fred DuVal, the Chair of the Board of Directors is an independent director. The role and responsibilities of the Chair are to:

●	Protect the integrity of the Board for the long-term benefit of the Company and its shareholders.

●	Provide effective leadership in ensuring that the Board works harmoniously as a cohesive team.

●	Ensure that the Board can function independently of management by meeting without management and engaging outside advisors as required.

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●	Ensure that the responsibilities of the Board are well understood by both the Board and management, and that the boundaries between Board and management responsibilities are clearly understood and respected.

●	Lead in reviewing and monitoring the goals, objectives, strategies and policies of the Company.

●	Interpret and ensure compliance with the general policies established by the Board, and direct the development of specific policies, procedures and programs to ensure that they are efficiently administered and controlled in a way that best meets the objectives and policies established by the Board.

●	Lead in appointing committees, maintain regular contact with committee chairs, and attend committee meetings as an observer for the purpose of (i) assisting the committees to meet their obligations under their mandates, and (ii) gaining a better understanding of the issues that are discussed by the committees in order to facilitate the effective and efficient presentation and discussion of these issues at meetings of the Board, and to facilitate the creation and prioritization of the Board meeting agendas.

●	Establish procedures to govern the Board’s work including:

○	working with the CEO and Corporate Secretary, to schedule meetings of the Board and its committees;

○	developing the agenda for Board meetings with input from other Board members and management;

○	working with the CEO and Corporate Secretary to ensure that proper and timely information is delivered to the Board;

○	working with the CEO to ensure that the conduct of Board meetings provides adequate time for serious discussion of relevant issues;

○	chairing all meetings of the Board;

○	encouraging full participation, stimulating debate, facilitating consensus and ensuring clarity regarding decision-making;

○	providing an opportunity for the independent directors to meet in-camera, in conjunction with each meeting of the Board;

○	ensuring that the Board has appropriate administrative support; and

○	addressing complaints, questions and concerns regarding Board matters.

●	Communicate with directors between meetings.

●	Ensure the Board provides stewardship as well as objective and critical evaluation of management plans. This includes, but is not restricted to, ensuring the Board and all of its committees have adequate resources to fully exercise their duties and responsibilities in compliance with applicable governance and other policies.

●	Ensure the Board fully exercises its responsibilities and duties and complies with applicable governance and other policies.

As the Chair is independent, the Company does not have a lead director.

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(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

Gunnison’s Board meets when it is necessary and desirable to transact business of the Company. Each committee of Gunnison’s Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The Audit Committee meets every quarter. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs which Gunnison faces from time to time. During the financial year ended December 31, 2024, Gunnison’s Board met six times, the Audit Committee met four times, the Compensation Committee did not meet, the Nominating and Corporate Governance Committee did not meet, and the Project Steering Committee met six times. The following table provides details regarding director attendance at Board and committee meetings held during each director’s tenure on Gunnison’s Board and his respective committees during the financial year ended December 31, 2024.

Director	Board	Audit Committee	Compensation, Committee	Nominating and Corporate Governance Committee	Project Steering Committee
Stephen Twyerould	6 of 6	N/A	N/A	N/A	6 of 6
Colin Kinley	6 of 6	N/A	N/A	N/A	6 of 6
Michael Haworth	6 of 6	3 of 4	N/A	N/A	6 of 6
Fred DuVal	5 of 6	3 of 4	N/A	N/A	N/A
Stephen Axcell(1)	6 of 6	3 of 4	N/A	N/A	6 of 6

(1)	Mr. Axcell resigned as a director effective March 20, 2025.

2.	BOARD MANDATE

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Gunnison Board does not have a written mandate. The duties and responsibilities of Gunnison’s Board are to supervise the management of the business and affairs of Gunnison and to act with a view towards the best interests of Gunnison. Gunnison’s Board delegates day-to-day management of Gunnison to executive officers, relying on them to keep it apprised of all significant developments affecting Gunnison In discharging its mandate, Gunnison’s Board is responsible for the oversight and review of the development of, among other things, the following matters: the strategic planning process of Gunnison, identifying the principal risks of Gunnison’s business and ensuring the implementation of appropriate systems to manage these risks; succession planning, including appointing, training and monitoring senior management; a communications policy for Gunnison to facilitate communications with investors and other interested parties; and the integrity of Gunnison’s internal control and management information systems.

Gunnison’s Board also has the mandate to assess the effectiveness of Gunnison’s Board as a whole, its committees and the contribution of individual directors. Gunnison’s Board discharges its responsibilities directly and through its committees, currently consisting of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Project Steering Committee.

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3.	BOARD OF DIRECTORS

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed a written position description for the Chair. The Chair of each Board committee acts within the parameters set by their respective committee charters.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has developed a written position description for the Chief Executive Officer.

4.	ORIENTATION AND CONTINUING EDUCATION

(a)	Briefly describe what measures the board takes to orient new directors regarding

(i)	the role of the board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business.

The Company provides an orientation program to new directors. This program consists of:

●	A detailed briefing with the Chair.

●	A detailed briefing with the President and Chief Executive Officer.

●	The Company’s General Counsel providing education regarding directors’ responsibilities, corporate governance issues and recent and developing issues related to corporate governance and regulatory reporting.

●	Provision of the Company’s committee charters and corporate governance policy booklet to the new director.

●	Access to the Company’s independent directors, as required, for the new director to discuss the operation of the Company and the Board.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees. The Board of Directors provides comprehensive information regarding the Company to new directors and continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors.

As required, directors are briefed on strategic issues affecting the Company, and these briefings include reviews of the competitive environment, the Company’s progress and performance relative to its peers, and any other developments that could materially affect the Company’s business. The briefings are conducted by the Chair and Chief Executive Officer, Chief Financial Officer and other members of the executive management team. Furthermore, the Nominating and Corporate Governance Committee is responsible for reviewing, monitoring and making recommendations regarding new director orientation and ongoing development of existing directors.

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5.	ETHICAL BUSINESS CONDUCT

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

The Board of Directors expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives. The Board of Directors has adopted a formal written Code of Business Conduct and Ethics (the “Code”) which is available on SEDAR+ at www.sedarplus.com.

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

Compliance with the Code is based first and foremost on the cooperation and vigilance of all persons subject to the Code. Each director, officer and employee and consultant is provided with a copy of the Code and is required to acknowledge in their employment or consulting contract, as applicable, that they have read, understood and agree to comply with the Code. The Nominating and Corporate Governance Committee is responsible for monitoring compliance with the Code by ensuring that all directors, officers, consultants and employees receive and become thoroughly familiar with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported to the Chair of the Board, Chief Executive Officer, Chief Financial Officer, General Counsel or other appropriate person. The Board sets the tone for ethical conduct throughout the Company by considering and discussing ethical considerations when reviewing the corporate transactions of the Company.

The Code requires all employees, officers, directors and consultants of the Company to perform the responsibilities of their positions on the basis of what is in the best interests of the Company and free from the influence of personal considerations and relationships. No material change report has ever been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Company has also adopted a Whistleblower Policy to address Gunnison’s commitment to integrity, ethical behavior, and compliance with the Code by its personnel. The Company’s Whistleblower Policy sets out procedures for directors, officers, consultants and employees of the Company to make good faith complaints concerning a suspicion of unethical behaviour of the Company or any of its personnel. The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

(iii)	provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report was filed by the Company since January 1, 2024 regarding departures from the Code by directors or executive officers.

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(b)	Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board endeavors to ensure that directors, officers and employees exercise independent judgement in considering transactions and agreements in respect of which a director, officer or employee of the Company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest and obtaining direction from the Compensation, Nominating and Corporate Governance Committee regarding any potential conflicts of interest.

In accordance with the Business Corporations Act (British Columbia) (the “Act”), if a director is a director or officer of, or has a material interest in, any person who is a party to a transaction or proposed transaction with the Company, that director is not entitled to vote on any directors’ resolutions in respect of such transaction, in most circumstances. The Compensation, Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

6.	NOMINATION OF DIRECTORS

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee is responsible for recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of Shareholders and analyzing the needs of the Board and recommending nominees who meet such needs, when vacancies arise on the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

On November 2, 2021, the board of directors restructured the Compensation Committee, the Nominating and Corporate Governance Committee to constitute the Compensation Committee and the Nominating and Corporate Governance Committee as separate committees, comprised solely of independent directors. Until Stephen Axcell’s resignation as an independent director effective March 20, 2025, the Nominating and Corporate Governance Committee was comprised of Fred DuVal and Stephen Axcell. Each of Mr. DuVal and Mr. Axcell is considered an independent director for purpose of application securities laws. Mr. DuVal is currently the sole member of the Nominating and Corporate Governance Committee. Following the Annual General Meeting being held June 26, 2025, the Company intends to reconstitute its committees so that all committees have three directors.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

To encourage an objective nominating process, when considering potential Board nominees the Nominating and Corporate Governance Committee takes into account a number of factors, which may include the current composition of the Board, the ability of the individual candidate to contribute on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, the current and future needs of the Company, the individual’s direct experience with public companies in general and mining companies in particular as well as the individual’s skills and knowledge and the skills and knowledge of existing members of the Board.

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The overall purpose of the Nominating and Corporate Governance Committee is to:

●	assist the Company in its corporate governance responsibilities under applicable law;

●	establish criteria for Board and committee membership;

●	recommend composition of the Board and its committees; and

●	as circumstances arise, assess directors’ performance.

The Nominating and Corporate Governance Committee uses the following process to identify and nominate highly qualified and dedicated director candidates for election to the Board:

●	the Chair of the Board, the Chair of the Nominating and Corporate Governance Committee or other members of the Board identify the need to add new Board members, with careful consideration of the mix of qualifications, skills and experience represented on the Board;

●	the Nominating and Corporate Governance Committee coordinates the search for qualified candidates with input from management and other Board members;

●	the Nominating and Corporate Governance Committee may engage a candidate search firm to assist in identifying potential nominees, if it deems such engagement necessary and appropriate;

●	selected members of Management and the Board will interview prospective candidates;

●	the Nominating and Corporate Governance Committee will recommend a nominee and seek full Board endorsement of the selected candidate, based on its judgment as to which candidate will best serve the interests of the Shareholders;

●	the Nominating and Corporate Governance Committee may, to the extent it deems appropriate, consult with significant Shareholders of the Company or other Shareholders as part of the process of nominating new directors; and

●	the Nominating and Corporate Governance Committee will consider any candidates submitted by Shareholders on the same basis as any other candidate.

7.	COMPENSATION

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s process for determining compensation.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s Compensation, Committee.

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(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Reference should be made to the “Statement of Executive Compensation” attached to this Information Circular as Schedule “B” for details regarding the Company’s Compensation, Committee.

8.	OTHER BOARD COMMITTEES

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committee of the Board that the Company has, other than the Audit Committee, the Compensation, Committee and the Nominating and Corporate Governance Committee, is the Project Steering Committee. The current members of the Project Steering Committee are Stephen Twyerould, Michael Haworth and Colin Kinley. The purpose of the Project Steering Committee is to assess and review the overall progress of the Company’s Gunnison Copper Project, and in particular, to consider and guide the Company in respect of the operational, technical, financing, permitting and stakeholder engagement aspects of the Gunnison Copper Project.

9.	ASSESSMENTS

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board, its Committees and individual directors are currently not regularly assessed with respect to their effectiveness and contribution. However, the Chair meets with directors individually which facilitates a discussion of his or her contribution and that of other directors. When needed, time is set aside at a meeting of the Board for a discussion regarding the effectiveness of the Board and its committees. If appropriate, the Board then considers procedural or substantive changes to increase the effectiveness of the Board and its committees. On an informal basis, the Chair and the Nominating and Corporate Governance Committee are responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements required to be made are implemented and overseen by the Nominating and Corporate Governance Committee. A more formal assessment process will be instituted as, if, and when the Board considers it to be necessary.

10.	TERM LIMITS

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanism of board renewal and, if so, include a description of those director term limits or other mechanism of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for directors because the risk profile of the Company makes it more difficult for the Company to attract and to retain highly qualified board members than other companies. The Company seeks to avoid losing the services of a qualified director with knowledge of its business through the imposition of an arbitrary term limit.

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11.	POLICIES REGARDING THE REPRESENATION OF WOMEN ON THE BOARD

(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Company has not adopted a written policy relating to the identification and nomination of women directors. The Nominating and Corporate Governance Committee generally identifies, evaluates and recommends candidates to become members of the Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized expertise. The composition of the Board of Directors is primarily a question of experience and expertise brought by each nominee to the Board of Directors. The Nominating and Corporate Governance Committee, when searching for nominees to the Board of Directors, also takes diversity, including gender diversity, into account. Primarily, the Board of Directors needs directors who have the expertise and the skills necessary for a copper development company. Although the committee does not have a formal diversity policy concerning membership of the Board, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background.

(b)	If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions; (ii) the measures taken to ensure that the policy has been effectively implemented; (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company does not have a written policy relating to the identification and nomination of women directors.

12.	CONSIDERATION OF THE REPRESENATION OF WOMEN IN THE DIRECTOR IDENTIFICATION AND SELECTION PROCESS.

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

The Nominating and Corporate Governance Committee considers all factors it deems relevant in the process of identifying and nominating candidates for election or re-election to the Board. As noted above, gender diversity is taken into account but its primary focus to identify directors who have the expertise and the skills necessary for a copper development company.

13.	CONSIDERATON GIVEN TO THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reason for not doing so.

The Company identifies, evaluates and recommends persons to become executive officers with the goal of creating a senior management team that, as a whole, consists of individuals with various and relevant career experience and industry knowledge and experience. The composition of the senior management team is primarily a question of the experience and expertise brought by officer. Primarily, the Company needs executive officers who have the expertise and the skills necessary for the development of a copper project in the State of Arizona.

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14.	ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

For purposes of this item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date. Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target of either type, disclose the target and the annual and cumulative progress of the issuer in achieving the target.

The Company has not adopted a target regarding women on the Board because the Nominating and Corporate Governance Committee generally identifies, evaluates and recommends candidates to become members of our Board with the goal of creating a Board that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, and financial and other specialized experience, while taking diversity, including gender diversity, into account. The Company has not adopted a target regarding women in executive officer positions because the Company’s risk profile and lack of resources deprive it of the ability to make appointments on any basis other than finding, often on short notice, the most qualified person who is willing to accept the risks inherent in the Company’s financial situation.

15.	NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

Currently no member of the Company’s Board is a woman.

(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

Currently only the Company’s Corporate Secretary is a woman, representing 20% of the executive officers of the issuer.

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SCHEDULE “B”

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

GUNNISON COPPER CORP.

(the “Company”)

(for the year ended December 31, 2024)

DATED MAY 7, 2025

Definitions

For the purpose of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)	a chair of the Company;

(b)	a vice-chair of the Company;

(c)	the president of the Company;

(d)	a vice-president of the Company in charge of a principal business unit, division or function, including sales, finance or production; or

(e)	performing a policy-making function in respect of the Company.

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

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“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation discussion and analysis

The Company has a Compensation Committee (the “Compensation Committee”) that is responsible for recommending to the Board of Directors all forms of compensation to be granted to the Named Executive Officers and the directors, and for reviewing the President and CEO’s recommendations respecting compensation of the other officers of the Company. The Company’s Named Executive Officers are compensated through consulting agreements, employment agreements or management services arrangements.

Compensation for the NEOs is composed of five components: base salary, performance bonuses, stock options, restricted share units and performance share units. Performance bonuses are considered from time to time. The Compensation Committee does not rely on any formula, or objective criteria and analysis to determine an exact amount of compensation to pay. The establishment of base salary, award of stock options, restricted share units, performance share units and performance bonuses are based on subjective criteria including individual performance, level of responsibility, length of service and available market data. The target is for the total compensation package granted to the NEOs to be approximately in the middle range of other comparably sized mining companies; however, while reference is made to executive compensation surveys, there is no fixed formula, or pre-determined set of peer companies that is used for this determination.

Base compensation is determined following a review of comparable compensation packages for that position, together with an assessment of the responsibility and experience required for the position to ensure that it reflects the contribution expected from each NEO taking into consideration a variety of factors. These factors include overall financial and operating performance of the Company and the Board’s overall assessment of each NEO’s individual performance and contribution towards meeting corporate objectives, levels of responsibility, length of service and industry comparables. Each of these factors is evaluated on a subjective basis.

Base Salary

In determining the base salary of an executive officer, the Compensation Committee begins its analysis with a recommendation from the President and CEO of the Company and also places weight on the following factors: the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent; and his or her overall performance.

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In addition, the Compensation Committee makes reference to salary surveys that are published by various organizations that set out a broad comparison of the salary and compensation programs of various companies. During fiscal 2024, the Compensation Committee made reference to:

●	The Canadian Mining Industry Report prepared by The Bedford Consulting Group Inc.

This survey contains a summary of the compensation practices of hundreds of companies in the mining industry, ranging for junior, mid-tier, and major firms that are publicly listed in Canada and internationally. These companies range in stage of evolution (exploration, development, production) and commodity focus (gold, silver, copper, etc.). The Compensation Committee made reference to the general results of the surveys for companies that have corporate assets between $100 million and $500 million, without making reference to any specific companies within that group.

For the Company’s CEO, the Compensation Committee targets total compensation, including base salary, annual cash incentive compensation and long-term incentive compensation of between the 25th and 50th percentile of the competitive market. For the NEOs other than the CEO, the Compensation Committee’s policy is to target compensation relative to the CEO and to use the Survey information on similarly situated executives at companies in the Survey, including informal survey information on similarly situated executives where that data is not available in the Survey. The Compensation Committee has established this market positioning policy for total compensation because it believes the Company’s success is highly dependent on its executive talent.

During the financial year ended December 31, 2024, the annual base salary for services provided by Stephen Twyerould, the President and CEO was US$410,000, the annual base salary for services provided by Roland Goodgame, Senior Vice President Business Development, was US$330,000, the annual base salary for services provided by Danny Heatherson, the Interim CFO US$190,000 and the annual base salary for Robert Winton, Senior Vice President Operations and General Manager was US$270,000. The Compensation Committee elected to not provide salary increases for Mr. Twyerould, Mr. Goodgame, Mr. Heatherson or Mr. Winton in fiscal 2024. Effective September 3, 2024, Mr. Heatherson resigned as Interim CFO. Craig Hallworth was appointed Senior Vice President and CFO effective September 3, 2024 at an annual base salary of US$270,000.

Bonus Payments

Executive officers are eligible for annual cash bonuses at the discretion of the Board of Directors, based on recommendations from the Compensation Committee. The Compensation Committee has not previously prescribed a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Compensation Committee first looks to measure the standards of performance of the NEO within the strategic goals set by the Board for the Company. The Compensation Committee includes those duties commensurate with the position and salary that the NEO was hired for, such as cost and capital control and safety, management of Company affairs, and governance. The Compensation Committee considers the standards and expectations of the base salary engagement the NEO is employed under, and then looks to informally gauge where the NEO has performed beyond expectations. In particular, areas where the actions and controls of the NEO merit recognition and scoring above and beyond the standards of the base salary expectations of the Executive. These areas may include superior performance in any of many categories such as safety, corporate strategy, cost care and control of capital expenditures, permitting, and project start-up. These areas also include other informal and not necessarily defined goals typical for exploration and development stage companies such as strategic acquisitions, advancement of exploration, operations and development, equity and debt financings and other transactions and developments that serve to increase the Company’s valuation and not normally gauged as expected performance within the base salary. Precise goals or milestones are not pre-set by the Compensation Committee. The Company has set out bonus targets as set forth in the table below:

Named Executive Officer	2024 Bonus Target (% of Base Salary)	Annual Bonus amount paid (%)	Annual Bonus amount paid (US$)
President & Chief Executive Officer	100%	0%	Nil
Senior Vice President Business Development (formerly Chief Operating Officer)	75%	0%	Nil
Senior Vice President Operations and General Manager	50%	0%	Nil
Interim Chief Financial Officer	N/A	0%	Nil
Senior Vice President & Chief Financial Officer	50%	0%	Nil

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The Compensation Committee undertook a review of both Company and executive performance during fiscal 2024. After consideration, the Compensation Committee determined that no bonuses would be payable to Stephen Twyerould, Roland Goodgame, Danny Heatherson, Robert Winton or Craig Hallworth. In making this assessment the Compensation Committee considered certain performance metrics relative to schedule and production. The Compensation Committee is not presently considering production-based metrics in evaluating bonus payments .

Long-Term Incentives

The Company believes that granting stock options, RSUs and PSUs to key personnel encourages retention and more closely aligns the interests of executive management with the intent of Shareholders. The inclusion of options, RSUs and PSUs in compensation packages allows the Company to compensate employees while not drawing on cash resources. Further, the Company believes that the option, RSU and PSU component serves to further align the interests of management with the interests of the Company’s Shareholders. The amount of options, RSUs or PSUs to be granted is based on the relative contribution and involvement of the individual in question, as well as taking into consideration previous option grants. Historically, there have been no other specific quantitative or qualitative measures associated with option grants and no specific weights are assigned to any criteria individually, rather, the performance of the Company is broadly considered as a whole when determining the number of stock based compensation (if any) to be granted and the Company does not focus on any particular performance metric. During the financial year ended December 31, 2024, the Company granted a total of 3,500,000 stock options and no restricted share units to its Named Executive Officers.

Hedging Restrictions

The Company does not have any policies that restrict a NEO or director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director except that NEOs and directors are prohibited from undertaking any of the following activities under the Company’s Insider Trading Policy:

●	speculating in securities of the Company, which may include buying with the intention of quickly reselling such securities, or selling securities of the Company with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Company’s stock option plan or any other Company benefit plan or arrangement);

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●	buying the Company’s securities on margin;

●	short selling a security of the Company or any other arrangement that results in a gain only if the value of the Company’s securities declines in the future;

●	selling a “call option” giving the holder an option to purchase securities of the Company; and

●	buying a “put option” giving the holder an option to sell securities of the Company.

Risk Management and Assessment

With respect to the management of risk, the Board takes a conservative approach to executive compensation, rewarding individuals with additional performance-based compensation dependent upon the success of the Company and when such success can be demonstrated. The Compensation Committee is responsible for reviewing the Company’s compensation program to ensure that risks are identified and mitigated to the extent possible. Care is taken in measuring this success, while ensuring it is achieved within normal operating procedures and standards, including those related to the environment, health, safety and sustainable development.

The nature of the business and the competitive environment in which the Company operates requires some level of risk-taking to achieve growth and desired results in the best interest of stakeholders. The Company’s executive compensation program seeks to encourage behaviours directed towards increasing long-term value, while limiting incentives that promote excessive risk taking.

The Company has assessed the risks associated with its approach to bonuses and equity-based compensation grants. In order to manage risks, the executive team has been directed to give an overriding priority to safety, while at the same time working to bring the Gunnison Project into production according to the Board approved plan.

The Company views stock options, RSUs and PSUs as a valuable tool for aligning the interest of management and Shareholders in the long term growth and success of the Company. The Company is aware that stock option, RSU and PSU grants that vest immediately may create an incentive for management to maximize short term gains at the expense of the long term success of the Company. In order to mitigate this risk, option, RSU and PSU grants are generally subject to time or performance based vesting conditions.

Performance Graph

The following graph depicts the Company’s cumulative total Shareholder returns in the past five years (to December 31, 2024), assuming a $100 investment in Common Shares on January 1, 2020, compared to an equal investment in the S&P/TSX Composite Index. The Company does not currently issue dividends. The Common Share performance as set out in the graph does not necessarily indicate future price performance.

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As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and common share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation. As a copper development company, the Common Share price can be impacted by the market price of copper, which can fluctuate widely and be affected by numerous factors that are beyond the Company’s control and difficult to forecast. The Common Share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions.

There is not a correlation between the trend of Gunnison’s stock price and Gunnison’s executive compensation. Due to a variety of factors, the Company’s executive compensation increased from 2018 to 2020 as the Company was in an expansion phase in the development of its Gunnison Copper Project and the acquisition of the adjacent Johnson Camp Mine. More recently, the Company’s stock price has decreased and the Company has not increased salaries or paid bonuses in the last three fiscal years.

During the year ended December 31, 2024, the Company’s salary and bonus executive compensation was unchanged for the Chief Executive Officer and Senior Vice President Business Development. Effective October 10, 2022, the former Senior Vice President and Chief Financial Officer resigned and an Interim Chief Financial Officer was appointed with an annual base salary of US$190,000. Effective September 3, 2024, the Interim Chief Financial Officer resigned and a Senior Vice President and Chief Financial Officer was appointed with an annual base salary of US$270,000. The role of Senior Vice President Operations and General Manager was newly created in fiscal 2020 without an existing baseline for comparison and during the year ended December 31, 2024, his salary and bonus executive compensation was unchanged.

Compensation Governance

Compensation Committee

Members and Independence

On November 2, 2021, the board of directors restructured the Compensation, Nominating and Corporate Governance Committee to constitute the Compensation Committee (the “Compensation Committee”) and the Nominating and Corporate Governance Committee as separate committees, comprised solely of independent directors. During the year ended December 31, 2024, the Compensation Committee was comprised of Stephen Axcell and Fred DuVal, both of whom were independent directors. Stephen Axcell resigned as a director effective March 20, 2025. Currently, the sole member of the Compensation Committee is Fred DuVal, who is an independent director.

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Skills and Experience

The Board believes that each current and former member of the Compensation Committee possesses skills and experience relevant to the mandate of the Compensation Committee. In addition, the members of the Compensation Committee each have skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

Committee Member	Relevant Skills and Experience
Stephen Axcell	Mr. Axcell is an executive leader with 38 years of experience with strengths in mining operations management and project management execution, including process plant design and construction management; with industry expertise in mining and minerals, pharmaceutical, and hydrocarbon projects. He has vast experience in international design and construction projects. His experience includes management and oversight of large and small projects, complex process facilities in both green-fields and retro-fit (brown fields) environments. Mr. Axcell is currently an Independent Consultant providing services to the Mining Industry and large capital projects with an emphasis on achieving project delivery excellence. Based on his extensive experience with several different resource and other public companies, Mr. Axcell has developed significant knowledge with respect to executive compensation policies and procedures.

Fred DuVal

Mr. DuVal is currently a consultant to many American businesses, and a member of Dentons Law, the largest law firm in the world. He is also a senior advisor to Macquarie Infrastructure on public-private partnerships. Mr. DuVal was the Democratic nominee for Governor of Arizona in 2014 and served as Chairman of the Arizona Board of Regents and on the Arizona Commerce Commission. Mr. DuVal was Chief of Protocol of the United States, Assistant to President Clinton in the White House and responsible for all Governors and state issues; he was also the Political Director for Vice President Al Gore. Based on his extensive experience with several different public companies, Mr. DuVal has developed significant knowledge with respect to executive compensation policies and procedures.

Responsibilities, Powers and Operation

The Compensation Committee’s primary function to assist the Board of Directors in fulfilling its oversight responsibilities by:

●	Reviewing and approving and then recommending to the Board of Directors salary or consulting fees, bonuses, and other benefits, direct or indirect, and any change-of-control packages of the Company’s executive officers;

●	Reviewing compensation of the Board of Directors;

●	Administration of the Company’s compensation plans, including stock option plans, outside directors’ compensation plans, and such other compensation plans or structures as are adopted by the Company from time to time;

●	Research and identification of trends in employment benefits; and

●	Establishment and periodic review of the Company’s policies in the area of management benefits and perquisites based on comparable benefits and perquisites in the mining industry.

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Meetings of the Compensation Committee are held from time to time as the Compensation Committee or the Chair of the Compensation Committee shall determine. The Compensation Committee may ask members of Management or others to attend meetings or to provide information as necessary. The Compensation Committee is permitted to retain and terminate the services of outside compensation specialists and other advisors to the extent required, and has the sole authority to approve their fees and other retention terms.

Compensation Advisor

The Company has not, at any time during or since the Company’s most recently completed financial year, retained a compensation consultant or advisor to assist the Board or Compensation Committee in determining the compensation of any of the Company’s directors or executive officers.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2024 the Company’s Named Executive Officers. The Company had five Named Executive Officers during the fiscal year ended December 31, 2024, namely Stephen Twyerould, Roland Goodgame, Danny Heatherson, Robert Winton and Craig Hallworth.

						Non-equity incentive plan compensation ($)
Name and principal position)	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)		Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)		Total compensation ($)
Stephen Twyerould(1)	2024	590,325	Nil	Nil		Nil	Nil	Nil	Nil		590,325	(11)
CEO	2023	542,266	Nil	151,343	(7)	Nil	Nil	Nil	Nil		693,609	(12)
	2022	555,304	Nil	26,850	(8)	Nil	Nil	Nil	Nil		582,154	(13)
Roland Goodgame(2)	2024	460,816	Nil	Nil		Nil	Nil	Nil	Nil		460,816	(11)
SVP Business	2023	436,458	Nil	102,913	(7)	Nil	Nil	Nil	Nil		539,371	(12)
Development	2022	347,818	Nil	13,425	(8)	Nil	Nil	Nil	Nil		361,243	(13)
Robert Winton(3)	2024	392,480	Nil	Nil		Nil	Nil	Nil	Nil		392,480	(11)
SVP Operations &	2023	357,102	Nil	102,913	(7)	Nil	Nil	Nil	Nil		460,015	(12)
General Manager	2022	447,299	Nil	13,245	(8)	Nil	Nil	Nil	Nil		460,544	(13)
Danny Heatherson(4)	2024	277,229	Nil	Nil		Nil	Nil	Nil	Nil		277,229	(11)
Interim CFO	2023	251,294	Nil	164,400	(6)	Nil	Nil	Nil	Nil		415,694	(12)
	2022	184,519	Nil	Nil		Nil	Nil	Nil	Nil		184,519	(13)
Craig Hallworth(5)	2024	146,854	Nil	281,367	(9)	Nil	Nil	Nil	8,315	(10)	436,536	(11)
SVP & CFO	2023	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil
	2022	Nil	Nil	Nil		Nil	Nil	Nil	Nil		Nil)

(1)	Effective January 1, 2017, Mr. Twyerould entered into an employment agreement with Excelsior Arizona. On July 1, 2018, Mr. Twyerould entered into a new employment agreement with Excelsior Arizona and receives his compensation pursuant to the terms of the employment agreement. See below under “Termination and Change of Control Benefits” for a description of the agreements. Mr. Twyerould also serves as a director of the Company, but receives no additional compensation for his services as a director.
(2)	Effective March 1, 2017, Mr. Goodgame entered into an employment agreement with Excelsior Arizona. On July 1, 2018, Mr. Goodgame entered into a new employment agreement with Excelsior Arizona and receives his compensation pursuant to the terms of the employment agreement. See below under “Termination and Change of Control Benefits” for a description of the agreements. Effective April 21, 2017, Mr. Goodgame was appointed Chief Operating Officer of the Company and served as COO until he was appointed Senior Vice President of the Company on August 24, 2020. Effective December 23, 2020, Mr. Goodgame was appointed Senior Vice President Business Development.
(3)	Mr. Winton was appointed as Senior Vice President Operations & General Manager on August 24, 2020. Mr. Winton receives his compensation pursuant to the terms of an employment agreement between Excelsior Arizona and Robert Winton dated August 12, 2020. See below under “Termination and Change of Control Benefits” for a description of this agreement.
(4)	Mr. Heatherson was appointed as Interim CFO on October 10, 2022. Mr. Heatherson receives his compensation pursuant to the terms of an employment agreement between Excelsior Arizona and Danny Heatherson dated October 10, 2022. See below under “Termination and Change of Control Benefits” for a description of this agreement. Mr. Heatherson resigned as Interim CFO effective September 3, 2025.

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(5)	Mr. Hallworth was appointed Senior Vice President and CFO effective September 3, 2024. Mr. Hallworth receives his compensation pursuant to the terms of an employment agreement between Excelsior Arizona and Craig Hallworth dated July 5, 2024. See below under “Termination and Change of Control Benefits” for a description of this agreement.
(6)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was February 1, 2023. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 3.509% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 59.76% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(7)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was May 1, 2023. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 3.076% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 60.81% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(8)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was May 2, 2022. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.790% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 54.76% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(9)	The value of the option-based awards reflects the fair value of options granted on the date of grant, which was September 3, 2024. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 3.08% (b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 60.81% and e) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.
(10)	Relocation expenses paid to Craig Hallworth during the year ended December 31, 2024.
(11)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.4389 of one Canadian dollar, based on the average daily exchange rate on December 31, 2024 as published by the Bank of Canada.
(12)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.3226 of one Canadian dollar, based on the average daily exchange rate on December 29, 2023 as published by the Bank of Canada.
(13)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.3544 of one Canadian dollar, based on the average daily exchange rate on December 31, 2022 as published by the Bank of Canada.

Option-based Awards

The Company currently has a stock option plan (the “Plan”) in place. The Plan has been approved by the Toronto Stock Exchange (the “TSX”) and the Shareholders of the Company. The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan operates in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and Performance Share Unit Plan (the “PSU Plan”). The Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The key provisions of the Plan can be summarized as follows:

(a)	The maximum number of Common Shares that may be reserved for issuance for all purposes under the Plan, together with all other Security-Based Compensation Plans, is a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of stock options under the Plan. However, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued under all Security-Based Compensation Plans.

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(b)	As at December 31, 2024 the Company had options outstanding that will result in 19,075,000 Common Shares being issuable upon the exercise of such options, which represents approximately 6.0% of the number of issued and outstanding Common Shares at December 31, 2024.

(c)	The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(d)	The Plan provides that options may be granted to directors, employees, corporations that have a right to nominate a director to the Board of Directors, and consultants of the Corporation or any of its designated affiliates.

(e)	The Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(f)	The Plan provides that all outstanding options will immediately vest upon a change of control.

(g)	The Plan provides that where a participant is terminated for any reason other than cause or death, options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(h)	Any amendment to any provision of the Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company. The Plan will require Shareholder approval of certain amendments in accordance with the policies of the TSX, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain Shareholder approval:

(i)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(ii)	to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

(iii)	to change the persons who qualify as participants under the Plan;

(iv)	to change any vesting provisions of options;

(v)	to change the termination provisions of the options or of the Plan which does not entail an extension beyond the original expiry date of the options; and

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(vi)	to add, or amend the terms of, a cashless exercise feature to the Plan, providing for the payment in cash or securities on the exercise of options;

provided, however, that:

(vii)	no such amendment of the Plan may be made without the consent of such affected Participant (as defined in the Plan) if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(viii)	Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

1.	an increase in the number of shares issuable under options granted pursuant to the Plan;

2.	a reduction in the exercise price of an option;

3.	an extension of the term of an option granted under the Plan benefiting an insider (within the meaning of the rules of the TSX) of the Company;

4.	a change to the insider participation limit set forth in the Plan; or

5.	a change to amending provision of the Plan.

Additionally, the Plan contains the following provisions:

(a)	The number of Common Shares issuable to any individual under any Security-Based Compensation Plan of the Company shall not, within a one-year period, exceed 5% of the number of Common Shares outstanding immediately prior to the subject grant.

(b)	The maximum term for stock options issued pursuant to the Plan cannot exceed 10 years, subject to an automatic extension in the event that the expiry of the term of an option falls within a black out period.

(c)	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, under the Plan, or when combined with all of the Company’s other Security-Based Compensation Plans, will not exceed 10% of the Company’s total issued and outstanding Common Shares.

(d)	An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the Plan.

(e)	In the event of a Change in Control (as defined in the Plan), if the surviving corporation fails to continue or assume the obligations with respect to each option or fails to provide for the conversion or replacement of each option with an equivalent award, then all options that have not otherwise previously been cancelled shall immediately vest on the date on which a Change in Control occurs.

(f)	The Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the Plan. This provision of the Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

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(g)	The Plan contains a cashless exercise feature whereby, at the sole discretion of the Company, an option that is eligible for exercise may be exercised on a cashless basis instead of a participant making a cash payment for the aggregate exercise price of the options. There are two options for a cashless exercise of options that the Company has made available:

a.	Broker assisted cashless exercise: The Company shall issue directly to the participant’s broker the number of Common Shares in respect of such options exercised for cash and the participant’s broker shall, at the election of the participant: (i) sell at market, and retain the proceeds of, a sufficient number of Common Shares to cover the aggregate purchase price of the Common Shares and any withholding obligations in respect of which the option has been exercised, with any cash balance to be delivered to the participant and any remaining Common Shares held by the participant’s broker in trust for, or delivered as directed by, the participant; or (ii) sell at market all of the Common Shares in respect of which the option has been exercised and deliver to the participant the cash balance remaining after deducting the aggregate purchase price of such Common Shares and any withholding Obligations.

b.	Exchange for Substituted Rights: The participant relinquishes his options in return for a substituted right to acquire from the Company a number of Common Shares determined by the in-the-money amount of option. The in-the-money amount of the option is divided by the market price at the time of exercise and the participant receives a net amount of Common Shares without any cash payment to the Company, other than for withholding obligations.

Restricted Share Unit Plan

In order to further align the interests of the Company’s senior executives, key employees, consultants and directors with those of the Shareholders, the Company has adopted its RSU Plan. The RSU Plan has been approved by the TSX and the Shareholders of the Company.

Restricted share units (“RSUs”) are a bookkeeping entry, with each RSU having the same value as a Common Share. The number of RSUs awarded is determined by the Board of Directors in its sole discretion and from time to time by resolution.

Upon each vesting date, participants receive (a) the issuance of Common Shares from treasury equal to the number of RSUs vesting, or (b) a cash payment equal to the number of vested RSUs multiplied by the fair market value of a Common Share, calculated as the closing price of the Common Shares on the TSX for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

Description of RSU Plan

The description of the RSU Plan set forth below is subject to and qualified in its entirety by the provisions of the RSU Plan. Reference should be made to the provisions of the RSU Plan with respect to any particular provision described below.

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Eligibility

●	RSUs may be granted to a person who is a director, officer, employee, management company employees of, or consultants to, the Company or its related entities, or their permitted assigns (each, a “Participant”).

Limitations

●	The maximum aggregate number of Common Shares issuable to Participants at any time pursuant to the RSU Plan, together with all other Security-Based Compensation Plans of the Company, may not exceed 10% of the issued and outstanding Common Shares at the time of a grant of the RSU. However, if any RSU has been vested and redeemed, then the number of Common Shares into which such RSU was redeemed shall become available to be issued under all Security-Based Compensation Plans.

●	The number of Common Shares issuable to any individual under any Security-Based Compensation Plan of the Company shall not, within a one-year period, exceed 5% of the number of Common Shares outstanding immediately prior to the subject grant.

●	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, under the RSU Plan, or when combined with all of the Company’s other Security-Based Compensation Plans, will not exceed 10% of the Company’s total issued and outstanding Common Shares.

Term for Canadian Participants

●	For Canadian Participants, the term of an RSU cannot exceed December 15 of the third year following the calendar year in which the RSU was granted.

Fair Market Value

●	At any particular date, the market value of a Common Share at that date will be the closing price of the Common Shares on the principal stock exchange where the Common Shares are listed for the trading day immediately preceding such date; provided that if the Common Shares are no longer listed on any stock exchange, then the fair market value will be the fair market value of the Common Shares as determined by the Board.

Vesting

●	RSUs shall vest and be subject to the terms and conditions of the RSU Plan and such other terms and conditions, in each case, as determined in the sole discretion of the Board at the time of grant.

●	The Board of Directors may, in its sole discretion, (i) shorten the vesting period of any RSUs or waive any conditions applicable to such RSUs and (ii) determine on the grant date of RSUs that such RSUs may not be satisfied by the issuance of Common Shares and such RSUs must be satisfied by cash payment only.

●	In the event of a Change in Control (as defined in the RSU Plan), if the surviving corporation fails to continue or assume the obligations with respect to each RSU or fails to provide for the conversion or replacement of each RSU with an equivalent award, then all RSUs credited to a Participant’s account that have not otherwise previously been cancelled shall immediately vest on the date on which a Change in Control occurs.

●	If vesting occurs during a period when a blackout on trading has been imposed, or within ten business days following the end of a blackout, the redemption date of such vested units shall be extended to a date which is the earlier of (i) ten (10) business days following the end of such blackout and (ii) the expiry date, provided that in order to avoid a salary deferral arrangement, in the case of a Participant that is a Canadian taxpayer, any redemption that is effected during a blackout period will be redeemed for cash.

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Termination

●	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board of Directors, upon termination of a Participant without cause or death of a Participant: (i) all RSUs credited to the Participant’s account which have vested may be redeemed; and (ii) all RSUs credited to the Participant’s account which have not yet vested shall be cancelled and no further payments shall be made under the RSU Plan in relation to such RSUs and the Participant shall have no further rights, title or interest with respect to such RSUs.

●	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board of Directors, upon termination of a Participant for cause, all RSUs credited to the Participant’s account, whether vested or unvested, shall be cancelled and no further payments shall be made under the RSU Plan in relation to such RSUs and the Participant shall have no further rights, title or interest with respect to such RSUs.

Assignability and Transferability

●	RSUs are not assignable or transferable and payments with respect to vested RSUs may only be made to the Participant, other than in the case of the death of the Participant.

Amendments to the RSU Plan

●	The RSU Plan provides that the Board may amend the RSU Plan without the approval of Shareholders, provided however, that the Shareholders must approve any amendment to the RSU Plan which:

(i)	increases the fixed number of Common Shares issuable pursuant to the RSU Plan (in combination with all of the Company’s other Share-Based Compensation Plans);

(ii)	amends the definition of “Participant” so as to broaden the categories of persons eligible to receive RSUs;

(iii)	amends the provisions of the RSU Plan with respect to the assignability and transferability of units; or

(iv)	amends the provisions of the RSU plan so as to increase the ability of the Board of Directors to amend or modify the RSU Plan.

●	Examples of amendments to the RSU Plan which could be made without the approval of Shareholders include the following:

(i)	amendments ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(ii)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the RSU Plan which may be incorrect or incompatible with any other provision thereof;

(iii)	amendments, modification or termination of any outstanding RSU, including, but not limited to, substituting another award of the same or of a different type; and

(iv)	changing the vesting provisions of the RSU Plan or any RSU, including to provide for accelerated vesting.

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Outstanding RSUs

During the year ended December 31, 2024, no RSUs were granted or outstanding.

Performance Stock Unit Plan

In order to further align the interests of the Company’s senior executives, key employees and consultants with those of the Shareholders, the Company has adopted its PSU Plan. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought advisable, approve the Company’s PSU Plan.

Performance share units (“PSUs”) are a bookkeeping entry, with each PSU having the same value as a Common Share. The number of PSUs awarded and the target milestones for vesting of PSUs, including performance and/or time targets, is determined by the Board of Directors in its sole discretion and from time to time by resolution.

Upon each vesting date, participants receive (a) the issuance of Common Shares from treasury equal to the number of PSUs vesting, or (b) a cash payment equal to the number of vested PSUs multiplied by the fair market value of a Common Share, calculated as the closing price of the Common Shares on the TSX for the trading day immediately preceding such payment date; or (c) a combination of (a) and (b).

Description of PSU Plan

The description of the PSU Plan set forth below is subject to and qualified in its entirety by the provisions of the PSU Plan. Reference should be made to the provisions of the PSU Plan with respect to any particular provision described below.

Eligibility

●	PSUs may be granted to a person who is an officer, employee or consultant of the Company or of a related entity of the Corporation (each, a “Participant”).

Limitations

●	The maximum aggregate number of Common Shares issuable to Participants at any time pursuant to the PSU Plan, together with all other Security-Based Compensation Plans of the Company, may not exceed 10% of the issued and outstanding Common Shares at the time of a grant of the PSU. However, if any PSU has been vested and redeemed, then the number of Common Shares into which such PSU was redeemed shall become available to be issued under all Security-Based Compensation Plans.

●	The number of Common Shares issuable to any individual under any Security-Based Compensation Plan of the Company shall not, within a one-year period, exceed 5% of the number of Common Shares outstanding immediately prior to the subject grant.

●	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, under the PSU Plan, or when combined with all of the Company’s other Security-Based Compensation Plans, will not exceed 10% of the Company’s total issued and outstanding Common Shares.

B-16

Fair Market Value

●	At any particular date, the market value of a Common Share at that date will be the closing price of the Common Shares on the principal stock exchange where the Common Shares are listed for the trading day immediately preceding such date; provided that if the Common Shares are no longer listed on any stock exchange, then the fair market value will be the fair market value of the Common Shares as determined by the Board.

Vesting

●	PSUs shall vest and be subject to the terms and conditions of the PSU Plan and applicable target milestones, including performance and/or time targets, and such other terms, in each case, as determined in the sole discretion of the Board at the time of grant.

●	The Board of Directors may, in its sole discretion, (i) alter the applicable target milestones for vesting of any PSUs or waive any other conditions applicable to such PSUs and (ii) determine on the grant date of PSUs that such PSUs may not be satisfied by the issuance of Common Shares and such PSUs must be satisfied by cash payment only.

●	In the event of a Change in Control (as defined in the PSU Plan), if the surviving corporation fails to continue or assume the obligations with respect to each PSU or fails to provide for the conversion or replacement of each PSU with an equivalent award, then all PSUs credited to a Participant’s account that have not otherwise previously been cancelled shall immediately vest on the date on which a Change in Control occurs.

●	If vesting occurs during a period when a blackout on trading has been imposed, or within ten business days following the end of a blackout, the redemption date of such vested units shall be extended to a date which is the earlier of (i) ten (10) business days following the end of such blackout and (ii) the expiry date, provided that in order to avoid a salary deferral arrangement, in the case of a Participant that is a Canadian taxpayer, any redemption that is effected during a blackout period will be redeemed for cash

Termination

●	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board of Directors, upon termination of a Participant without cause or death of a Participant: (i) all PSUs credited to the Participant’s account which have vested may be redeemed; and (ii) all PSUs credited to the Participant’s account which have not yet vested shall be redeemable based on the following: (A) if a Participant’s performance toward a target milestone can be objectively measured, the vesting of the PSUs shall be in accordance with the proportional achievement of the target milestone as determined by the Board, acting reasonably; and (B) if a Participant’s performance toward a target milestone cannot be objectively measured but the Board considers that it can nevertheless measure such performance, the vesting of any PSUs of such Participant shall be determined by the Board, acting reasonably.

●	Subject to the terms of any agreement between a Participant and the Company, or unless otherwise determined by the Board of Directors, upon termination of a Participant for cause, all PSUs credited to the Participant’s account, whether vested or unvested, shall be cancelled and no further payments shall be made under the PSU Plan in relation to such PSUs and the Participant shall have no further rights, title or interest with respect to such PSUs.

Assignability and Transferability

●	PSUs are not assignable or transferable and payments with respect to vested PSUs may only be made to the Participant, other than in the case of the death of the Participant.

B-17

Amendments to the PSU Plan

●	The PSU Plan provides that the Board may amend the PSU Plan without the approval of Shareholders, provided however, that the Shareholders must approve any amendment to the PSU Plan which:

(i)	increases the fixed number of Common Shares issuable pursuant to the PSU Plan (in combination with all of the Company’s other Share-Based Compensation Plans);

(ii)	amends the definition of “Participant” so as to broaden the categories of persons eligible to receive PSUs;

(iii)	amends the provisions of the PSU Plan with respect to the assignability and transferability of units; or

(iv)	amends the provisions of the PSU plan so as to increase the ability of the Board of Directors to amend or modify the PSU Plan.

●	Examples of amendments to the PSU Plan which could be made without the approval of Shareholders include the following:

(i)	amendments ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(ii)	amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the PSU Plan which may be incorrect or incompatible with any other provision thereof;

(iii)	amendments, modification or termination of any outstanding PSU, including, but not limited to, substituting another award of the same or of a different type; and

(iv)	changing the target milestone and vesting provisions of the PSU Plan or any PSU.

Outstanding PSUs

During the year ended December 31, 2024, the Company did not grant any PSUs and as such, no PSUs have been satisfied through the issuance of Common Shares.

B-18

Annual Burn Rate

The annual burn rate for the Company’s Security-Based Compensation Plans for the three most recently completed financial years is set out in the table below:

Fiscal Year	Plan	Number of Securities Granted During Fiscal Year	Weighted Average Number of Securities Outstanding	Burn Rate
2024	Stock Option Plan	3,500,000	315,415,858	1.11%
	RSU Plan	Nil		Nil
	PSU Plan	Nil		Nil
2023	Stock Option Plan	7,215,000	315,415,858	2.23%
	RSU Plan	Nil		Nil
	PSU Plan	Nil		Nil
2022	Stock Option Plan	900,000	274,835,944	0.03%
	RSU Plan	Nil		Nil
	PSU Plan	Nil		Nil

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at the year ended December 31, 2024.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Stephen Twyerould CEO	820,000	(3)	$0.475	2025-03-24	Nil	Nil	Nil	Nil
	200,000	(2)	$0.27	2027-05-02	Nil
	1,250,000	(2)	$0.26	2028-05-01	Nil
Roland Goodgame COO	660,000	(3)	$0.475	2025-03-24	Nil	Nil	Nil	Nil
	100,000	(2)	$0.27	2027-05-02	Nil
	850,000	(2)	$0.26	2028-05-01	Nil
Robert Winton Senior VP Operations & General Manager	800,000	(6)	$0.73	2025-08-12	Nil	Nil	Nil	Nil
	300,000	(2)	$0.74	2026-03-31	Nil
	100,000	(2)	$0.27	2027-05-02	Nil
	850,000	(2)	$0.26	2028-05-01	Nil	Nil	Nil	Nil
Danny Heatherson(4) Interim CFO	100,000	(2)	$0.80	2025-08-19	Nil	Nil	Nil	Nil
	50,000	(2)	$0.82	2026-03-08	Nil
	100,000	(2)	$0.41	2026-12-31	Nil
	500,000	(2)	$0.27	2028-02-01	Nil
	850,000	(2)	$0.26	2028-05-01	Nil
Craig Hallworth(5) Senior VP & CFO	3,500,000	(2)	$0.15	2029-09-03	157,500	Nil	Nil	Nil

(1)	Based on the closing price of the Common Shares on the Exchange on December 31, 2024, being $0.195.
(2)	Options are granted for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(3)	Options are granted for a period of five years and 100% vest and become available for exercise on the day of first sales of marketable grade copper from the Gunnison Copper Project located in Cochise County, Arizona.
(4)	Mr. Heatherson was appointed Interim CFO on October 10, 2022. He resigned as Interim CFO effective September 3, 2024.
(5)	Mr. Hallworth was appointed Senior VP & CFO effective September 3, 2024.
(6)	Options are granted for a period of five years and 100% vest and become available for exercise on the date that the Gunnison Copper Project produces copper cathode in a calendar month at the design capacity of 25 million pounds per year and the average direct operating cost to produce such copper is less than the average sale price of such copper.

B-19

Incentive plan awards – value vested or earned during the financial year ended December 31, 2024

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Twyerould CEO	Nil(3)	Nil	Nil
Roland Goodgame COO	Nil(4)	Nil	Nil
Robert Winton Senior VP Operations & General Manager	Nil(5)	Nil	Nil
Danny Heatherson Interim CFO	Nil(6)	Nil	Nil
Craig Hallworth Senior VP & CFO	Nil(7)	Nil	Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.
(2)	This amount is calculated by multiplying the number of RSUs vested by the closing price of the Common Shares on the Exchange on the day immediately preceding the date on which the RSUs vested.
(3)	50,000 options exercisable at $0.27 per share vested on May 2, 2024, 312,500 options exercisable at $0.26 per share vested on May 1, 2024, and 312,500 options exercisable at $0.26 per share vested on November 1, 2024. The closing prices of the Common Shares on the Exchange on May 2, 2024, May 1, 2024 and November 1, 2024 were $0.23, $0.23, and $0.135, respectively.
(4)	25,000 options exercisable at $0.27 per share vested on May 2, 2024, 212,500 options exercisable at $0.26 per share vested on May 1, 2024, and 212,500 options exercisable at $0.26 per share vested on November 1, 2024. The closing prices of the Common Shares on the Exchange on May 2, 2024, May 1, 2024 and November 1, 2024 were $0.23, $0.23, and $0.135, respectively.
(5)	25,000 options exercisable at $0.27 per share vested on May 2, 2024, 212,500 options exercisable at $0.26 per share vested on May 1, 2024, and 212,500 options exercisable at $0.26 per share vested on November 1, 2024. The closing prices of the Common Shares on the Exchange on May 2, 2024, May 1, 2024 and November 1, 2024 were $0.23, $0.23, and $0.135, respectively.
(6)	125,000 options exercisable at $0.27 per share vested on February 1, 2024, 212,500 options exercisable at $0.26 per share vested on May 1, 2024, 125,000 options exercisable at $0.27 per share vested on August 1, 2024 and 212,500 options exercisable at $0.26 per share vested on November 1, 2024. The closing price of the Common Shares on the Exchange on February 1, 2024, May 1, 2024, August 1, 2024 and November 1, 2024 were $0.13, $0.23, $0.135 and $0.135, respectively. Mr. Heatherson resigned as Interim CFO effective September 3, 2024.
(7)	No options vested during the year ended December 31, 2024.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The following describes the respective employment agreements currently in effect for the Named Executive Officers:

Stephen Twyerould

Effective January 1, 2017, Stephen Twyerould entered into an employment agreement with Excelsior Arizona pursuant to which Excelsior Arizona employs Mr. Twyerould in the position of Chief Executive Officer and President of the Company, Excelsior Arizona and Excelsior Mining JCM, Inc. (“Excelsior JCM”). Effective July 1, 2018, Mr. Twyerould entered into a new employment agreement (the “Twyerould Agreement”) with Excelsior Arizona and his annual base salary increased to US$410,000.

B-20

Pursuant to the Twyerould Agreement if Excelsior Arizona terminates the Twyerould Agreement for cause, Excelsior Arizona is required to pay Mr. Twyerould all previously unpaid base salary up to the date of termination. If Excelsior Arizona terminates the Twyerould Agreement for any reason other than for cause or the death or disability of Mr. Twyerould, or if Mr. Twyerould terminates the Twyerould Agreement for Good Reason (as defined below), Excelsior Arizona is required to pay Mr. Twyerould all unpaid base salary and an amount equal to one year of base salary. In the event of a Change of Control (as defined below) and Excelsior Arizona terminates the Twyerould Agreement or fails to renew the Twyerould Agreement within 18 months of the Change of Control, Excelsior Arizona is required to pay Mr. Twyerould an amount equal to (i) three years worth of base salary, (ii) plus an amount calculated by multiplying (A) the targeted amount of the annual bonus by (B) a fraction the numerator of which is the number of whole months of base salary that is provided pursuant to (i) and the denominator is 12, and (iii) provide either the continuation of benefits for a one year period or a payout of the value of such benefits as determined by an independent valuator selected by the Company.

Roland Goodgame

Effective March 1, 2017, Roland Goodgame entered into an employment agreement with Excelsior Arizona pursuant to which Excelsior Arizona employs Mr. Goodgame in the position of Chief Operating Officer of the Company, Excelsior Arizona and Excelsior JCM. Effective July 1, 2018, Mr. Goodgame entered into a new employment agreement with Excelsior Arizona (the “Goodgame Agreement”) and his annual base salary increased to US$330,000. Effective December 23, 2020, Mr. Goodgame was promoted to the position of Senior Vice President Business Development. No changes were made to the Goodgame Agreement with respect to the promotion.

Pursuant to the Goodgame Agreement, if Excelsior Arizona terminates the Goodgame Agreement for cause, Excelsior Arizona is required to pay Mr. Goodgame all previously unpaid base salary up to the date of termination. If Excelsior Arizona terminates the Goodgame Agreement for any reason other than for cause or the death or disability of Mr. Goodgame, or if Mr. Goodgame terminates the Goodgame Agreement for Good Reason (as defined below), Excelsior Arizona is required to pay Mr. Goodgame all unpaid base salary and an amount equal to one year of base salary. In the event of a Change of Control (as defined below) and Excelsior Arizona terminates the Goodgame Agreement or fails to renew the Goodgame Agreement within 18 months of the Change of Control, Excelsior Arizona is required to pay Mr. Goodgame an amount equal an amount equal to (i) three years worth of base salary, (ii) plus an amount calculated by multiplying (A) the targeted amount of the annual bonus by (B) a fraction the numerator of which is the number of whole months of base salary that is provided pursuant to (i) and the denominator is 12, and (iii) provide either the continuation of benefits for a one year period or a payout of the value of such benefits as determined by an independent valuator selected by the Company.

Robert Winton

Effective August 12, 2020, Robert Winton entered into an employment agreement with Excelsior Arizona (the “Winton Agreement”) pursuant to which Excelsior Arizona employs Mr. Winton in the position of Senior Vice President Operations and General Manager of the Company, Excelsior Arizona and Excelsior JCM at an annual base salary of US$270,000.

Pursuant to the Winton Agreement, Mr. Winton, may terminate the Winton Agreement on the giving to the Excelsior Arizona at least three months’ written notice of the effective date of such termination. Excelsior Arizona may terminate the Winton Agreement without cause as follows:

(i)	for the period from the Commencement Date until and including the one year anniversary of the Commencement Date, six (6) months’ written notice or pay in lieu of notice;

(ii)	for the period after the one year anniversary date of the Commencement Date until and including the second year anniversary of the Commencement Date, nine (9) months’ written notice or pay in lieu of notice; and

(iii)	for any period after the second year anniversary of the Commencement Date, twelve (12) months’ written notice or pay in lieu of notice.

B-21

In the event of a Change of Control (as defined below) and Excelsior Arizona terminates the Winton Agreement without cause within 12 months of the change of control, or Mr. Winton terminates the Winton Agreement for Good Reason, within 12 months of the change of control, Excelsior Arizona is required to pay Mr. Winton an amount equal to the 12 months’ base salary at the time of termination.

Danny Heatherson

Effective June 19, 2020, Danny Heatherson entered into an employment letter agreement with Excelsior Arizona pursuant to which Excelsior Arizona originally employed Mr. Heatherson in the position of Environmental, Corporate Accounting Manager of the Company, Excelsior Arizona and Excelsior JCM at an annual base salary of US$110,000. On June 30, 2021, Danny Heatherson entered into an employment letter agreement with Excelsior Arizona pursuant to which Excelsior Arizona employed Mr. Heatherson as Corporate Accounting Manager of the Company, Excelsior Arizona and Excelsior JCM at an annual base salary of US$120,000. The June 30, 2021 employment letter agreement replaced and superseded the June 19, 2020 employment letter agreement. On October 10, 2022, Danny Heatherson entered into an employment letter agreement (the “Heatherson Agreement”) with Excelsior Arizona pursuant to which, effective October 10, 2022, Excelsior Arizona employed Mr. Heatherson as Interim Chief Financial Officer of the Company, Excelsior Arizona and Excelsior JCM at an annual base salary of US$190,000. Effective September 3, 2024, Mr. Heatherson resigned as Interim Chief Financial Officer.

Craig Hallworth

On July 5, 2024, Craig Hallworth entered into an employment agreement with Excelsior Arizona (the “Hallworth Agreement”) pursuant to which Excelsior Arizona employs Mr. Hallworth in the position of Chief Financial Officer and Senior Vice President of the Company, Excelsior Arizona and Excelsior Holdings at an annual base salary of US$270,000.

Pursuant to the Hallworth Agreement, Mr. Hallworth, may terminate the Hallworth Agreement on the giving to the Excelsior Arizona at least four months’ written notice of the effective date of such termination. Excelsior Arizona may terminate the Hallworth Agreement without cause on the giving of twelve (12) months’ written notice or pay in lieu of notice.

In the event of a Change of Control (as defined below) and Excelsior Arizona terminates the Hallworth Agreement without cause within 12 months of the change of control, or Mr. Hallworth terminates the Hallworth Agreement for Good Reason, within 12 months of the change of control, Excelsior Arizona is required to pay Mr. Hallworth an amount equal to the 24 months’ base salary at the time of termination.

Definitions

Change of control (“Change of Control”) is defined in each of the Goodgame Agreement, the Twyerould Agreement, the Winton Agreement and the Hallworth Agreement to include each of the following: (a) any tender offer, take-over bid or exchange offer is consummated involving fifty one percent (51%) or more of the combined voting power of Excelsior Arizona’s or the Company’s outstanding securities; (b) the consummation of any merger, consolidation or other reorganization or similar transaction involving Excelsior Arizona or the Company where less than sixty percent (60%) of the outstanding voting shares of the surviving entity are or would be owned in the aggregate by Excelsior Arizona’s or the Company’s stockholders who are stockholders of Excelsior Arizona or the Company, as applicable, as of the date of such action; (c) the consummation of any sale or transfer of all or substantially all of the assets of Excelsior Arizona or the Company to any person or entity, other than to an entity that is wholly owned by Excelsior Arizona or the Company, as applicable; (d) any tender offer, take-over bid, exchange offer, merger, take-over bid, consolidation, other reorganization or similar transaction, sale or transfer of assets or contested election where less than a majority of the board of directors of Excelsior Arizona or the Company, or, if applicable, the surviving entity were directors of Excelsior Arizona or the Company, as applicable, before such action; or (e) any transaction relating to Excelsior Arizona or the Company that is required to be described in accordance with Schedule 14A of Regulation 14A of the Securities and Exchange Commission (or equivalent regulations applicable in Canada). In the Goodgame Agreement and the Twyerould Agreement a change of control also includes where any securityholder, including its affiliates, sells or transfers fifty percent (50.0%) or more of the combined voting power of Excelsior Arizona’s or the Company’s outstanding securities to a party that is not an affiliate of the transferring securityholder, where references to an “affiliate” are as such term is defined in the Business Corporations Act (British Columbia).

B-22

Good Reason is defined in the Twyerould Agreement to mean, without Twyerould’s written consent, the occurrence of any of the following circumstances: (i) reduction by Excelsior Arizona in Twyerould’s Base Salary; (ii) the failure of Twyerould to be appointed or re-appointed to the position of President & Chief Executive Officer of Excelsior Arizona or the Company; (iii) a material diminution in Twyerould’s duties or the assignment to Twyerould of any duties inconsistent with his position and status as President & Chief Executive Officer of Excelsior Arizona or the Company; (iv) the Company ceases to be publicly traded; (v) a change in Twyerould’s reporting relationship such that Twyerould no longer reports directly to the Board of Directors of Excelsior Arizona and the Company; or (vi) a relocation of place of work outside of Arizona.

Good Reason is defined in the Goodgame Agreement to mean, without Goodgame’s written consent, the occurrence of any of the following circumstances: (i) reduction by Excelsior Arizona in the Goodgame’s Base Salary; (ii) the failure of the Goodgame to be appointed or re-appointed to the position of Senior Vice President or Chief Operating Officer, as applicable, of Excelsior Arizona or the Company; (iii) a material diminution in the Goodgame’s duties or the assignment to the Goodgame of any duties inconsistent with his position and status as Senior Vice President or Chief Operating Officer, as applicable, of Excelsior Arizona or the Company; (iv) the Company ceases to be publicly traded; (v) a change in the Goodgame’s reporting relationship such that the Goodgame no longer reports directly to the Chief Executive Officer of Excelsior Arizona and the Company; or (vi) a relocation of place of work outside of Arizona.

Good Reason is defined in the Winton Agreement to mean, without Winton’s written consent, the occurrence of any of the following circumstances: (i) reduction by Excelsior Arizona in Winton’s Base Salary; (ii) the failure of Winton to be appointed or re-appointed to the position of Senior Vice President Operations and General Manager; (iii) a material diminution in Winton’s duties or the assignment to Winton of any duties inconsistent with his position and status as Senior Vice President Operations and General Manager of Excelsior Arizona, or the Company; (iv) the Company ceases to be publicly traded; (v) a change in Winton’s reporting relationship such that Winton no longer reports directly to the Chief Executive Officer; (vi) Winton is directed by the Company to act, or refrain from acting, in a manner that would result in the Company becoming non-compliant with any of its permits or a violation of applicable law; or (vii) a relocation of place of work outside of Arizona.

Good Reason is defined in the Hallworth Agreement to mean, without Hallworth’s written consent, the occurrence of any of the following circumstances: (i) reduction by Excelsior Arizona in Hallworth’s Base Salary; (ii) the failure of Hallworth to be appointed or re-appointed to the position of Chief Financial Officer and Senior Vice President; (iii) a material diminution in Hallworth’s duties or the assignment to Hallworth of any duties inconsistent with his position and status as Chief Financial Officer and Senior Vice President; (iv) the Parent Company ceases to be publicly traded; (v) a change in Hallworth’s reporting relationship such that Hallworth no longer reports directly to the Chief Executive Officer of Excelsior Arizona; or (vi) a relocation of place of work outside of Arizona.

B-23

Termination Payments

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in the event of a Change of Control in accordance with the termination provisions described above:

Name(1),(2)	Stephen Twyerould		Roland Goodgame		Robert Winton	Craig Hallworth(5)
Severance Period		36 months		36 months	12 months		24 months
Severance Payment (Salary Portion)		$1,769,847		$1,424,511	$388,503		$777,006
Severance Payment (Bonus Portion)		$1,769,847		$1,068,383	Nil		Nil
Unvested Stock Options(3)	$	Nil	$	Nil	Nil	$	Nil
Benefits(4)		$123,766		$55,024	$30,006		$31,537
TOTALS		$3,663,460		$2,547,918	$418,509		$808,543

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2024).
(2)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.4389 of one Canadian dollar, based on the average daily exchange rate on December 31, 2024 as published by the Bank of Canada.
(3)	Subject to any resolution of the Board of Directors, if there is a Change of Control, all stock options vest immediately prior to such Change of Control. This calculation is based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2024, being $0.195 per share.
(4)	This amount includes health and medical plan premiums.
(5)	Mr. Hallworth was appointed Chief Financial Officer and Senior Vice President effective September 3, 2024.
(6)	Mr. Heatherson resigned as Interim CFO effective September 3, 2024 without any payment resulting from such resignation.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer without cause in accordance with the termination provisions described above:

Name(1),(2)	Stephen Twyerould	Roland Goodgame	Robert Winton	Craig Hallworth
Severance Period	12 months	12 months	6 months	12 months
Severance Payment (Salary Portion)	$589,949	$474,837	$194,252	$388,503
Severance Payment (Bonus Portion)	Nil	Nil	Nil	Nil
Unvested Stock Options	Nil	Nil	Nil	Nil
Benefits	Nil	Nil	Nil	Nil
TOTALS	$589,949	$474,837	$194,252	$388,503

(1)	The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2024).
(2)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.4389 of one Canadian dollar, based on the average daily exchange rate on December 31, 2024 as published by the Bank of Canada.
(3)	Mr. Heatherson resigned as Interim CFO effective September 3, 2024.
(4)	Mr. Hallworth was appointed Chief Financial Officer and Senior Vice President effective September 3, 2024.

Director Compensation

From April 21, 2021, under the Company’s director compensation program, non-executive Directors of the Company receive the following director compensation, paid quarterly:

●	Non-Executive Chair $100,000/Year

●	Non-Executive Director $40,000/Year

●	Non-Chair Committee membership fee (per committee) - $7,500/Year

●	Chair Committee fee (per committee) - $10,000/Year

B-24

The following table contains information about the compensation paid to, or earned by Directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2024, the Company had four Directors who were not Named Executive Officers, being Colin Kinley, Michael Haworth, Fred DuVal and Stephen Axcell.

Name	Fees earned ($)		Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total ($)
Colin Kinley Director	$68,348		Nil	Nil	Nil	Nil	Nil	$68,348	(3)
Michael Haworth Director	$82,737	(2)	Nil	Nil	Nil	Nil	Nil	$82,737	(3)
Fred DuVal (1) Director	$176,264		Nil	Nil	Nil	Nil	Nil	$176,264	(3)
Stephen Axcell Director	$93,529		Nil	Nil	Nil	Nil	Nil	$93,529	(3)

(1)	Mr. DuVal was appointed as Chair effective November 2, 2021.
(2)	The amount under “Fees earned” and “Option-based awards” represents fees paid and stock options granted to Greenstone Management Ltd. instead of Mr. Haworth directly.
(3)	U.S. dollar amounts have been converted to Canadian dollars using an exchange rate of one U.S. dollar equals 1.4389 of one Canadian dollar, based on the average daily exchange rate on December 31, 2024 as published by the Bank of Canada.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to Directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Directors of the Company who were not Named Executive Officers as at the year ended December 31, 2024.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Colin Kinley	600,000	(2)	$0.60	2025-04-15	Nil	Nil	Nil	Nil
Director	50,000	(2)	$0.27	2027-05-02
	500,000	(2)	$0.26	2028-05-01
Michael Haworth	600,000	(2)(3)	$0.60	2025-04-15	Nil	Nil	Nil	Nil
Director	50,000	(2)(3)	$0.27	2027-05-02
	500,000	(2)(3)	$0.26	2028-05-01
Fred DuVal	600,000	(2)	$0.60	2025-04-15	Nil	Nil	Nil	Nil
Director	150,000	(2)	$0.27	2027-05-02
	800,000	(2)	$0.26	2028-05-01
Stephen Axcell	600,000	(2)	$0.60	2025-04-15	Nil	Nil	Nil	Nil
Director	50,000	(2)	$0.27	2027-05-02
	500,000	(2)	$0.26	2028-05-01

(1)	Based on the closing price of the Common Shares on the Exchange on December 31, 2024, being $0.195
(2)	Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.
(3)	These Options were granted to Greenstone Management Ltd. instead of Mr. Haworth directly.

B-25

Incentive plan awards – value vested or earned during the financial year ended December 31, 2024

The following table provides information regarding value vested or earned through incentive plan awards by the Directors of the Company who were not Named Executive Officers during the year ended December 31, 2024:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin Kinley, Director	Nil(3)	Nil	Nil
Michael Haworth, Director	Nil(3)(5)	Nil	Nil
Fred DuVal, Director	Nil(4)	Nil	Nil
Stephen Axcell, Director	Nil(3)	Nil	Nil

(1)	This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.
(2)	This amount is calculated by multiplying the number of RSUs vested by the closing price of the Common Shares on the Exchange on the day immediately preceding the date on which the RSUs vested.
(3)	12,500 options exercisable at $0.27 per share vested on May 2, 2024, 125,000 options exercisable at $0.26 per share vested on May 1, 2024, and 125,000 options exercisable at $0.26 per share vested on November 1, 2024. The closing prices of the Common Shares on the Exchange on May 2, 2024, May 1, 2024 and November 1, 2024 were $0.23, $0.23, and $0.135, respectively.
(4)	37,500 options exercisable at $0.27 per share vested on May 2, 2024, 200,000 options exercisable at $0.26 per share vested on May 1, 2024, and 200,000 options exercisable at $0.26 per share vested on November 1, 2024. The closing prices of the Common Shares on the Exchange on May 2, 2024, May 1, 2024 and November 1, 2024 were $0.23, $0.23, and $0.135, respectively.
(5)	These Options were granted to Greenstone Management Ltd. instead of Mr. Haworth directly.